UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

September 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 10 Pages

1
NAME OF REPORTING PERSONS

Richard M. Schulze, individually and as trustee of the 2008 Schulze Family Term Trust No. 1, the 2008 Schulze Family Term Trust No. 2, the Richard M. Schulze Grantor Retained Annuity Trust IV, the Richard M. Schulze Grantor Retained Annuity Trust V, the Richard M. Schulze Revocable Trust, and the Richard M. Schulze 2012 Term Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,205,624 *
	8	SHARED VOTING POWER 3,826,125 *
	9	SOLE DISPOSITIVE POWER 41,205,624 *
	10	SHARED DISPOSITIVE POWER 3,826,125 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,031,749 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Excludes (a) 2,419,272 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Irrevocable Trust, in each case to which Mr. Schulze disclaims beneficial ownership.

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company (as defined herein) in its most recent Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2015 (the “September 2015 Form 10-Q”).

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company in the September 2015 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company in the September 2015 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,312
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company in the September 2015 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company in the September 2015 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,591,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,591,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

**
The percentage reported in Row 13 is based on 344,571,727 shares of common stock, par value $0.10 per share, outstanding as of August 28, 2015, as reported by the Company in the September 2015 Form 10-Q.

Item 1.	Security and Issuer.

This Amendment No. 11 to the Schedule 13D (this “Amendment No. 11”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, Amendment No. 7 filed on December 14, 2012, Amendment No. 8 filed on March 1, 2013, Amendment No. 9 filed on March 25, 2013, and Amendment No. 10 filed on October 23, 2013 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

Effective September 2, 2015, Mr. Schulze adopted a pre-arranged trading plan to sell Shares owned by the Reporting Persons in the open market (the “2015-2016 Plan”), as disclosed in the Company’s Form 8-K filed with the SEC on September 3, 2015.  The Shares to be sold pursuant to the 2015-2016 Plan are part of Mr. Schulze’s personal estate planning and to meet private charitable foundation funding requirements.  The Shares to be sold are subject to the provisions of the 2015-2016 Plan until the 2015-2016 Plan expires, which is expected in March 2016.

Item 5.	Interests in Securities of the Company.

Item 5 is hereby amended as follows:

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a)           The percentages used herein are calculated based upon 344,571,727 Shares outstanding as of August 28, 2015, as set forth in the September 2015 Form 10-Q.

As of the date of this Amendment No. 11, the Reporting Persons beneficially owned in the aggregate 45,031,749 Shares, constituting approximately 13.1% of the outstanding Shares.  As of the date of this Amendment No. 11, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Item 5(a)(i) is hereby amended and restated in its entirety as follows:

(i)           Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 45,031,749 Shares, constituting approximately 13.1% of the outstanding Shares.  Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes.  This figure excludes (a) 2,419,272 Shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children and grandchildren, and the children of Mr. Schulze’s spouse, and (b) 183,726 Shares in the Sandra J. Schulze Irrevocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Item 5(a)(vi) is hereby amended and restated in its entirety as follows:

The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 2,591,972 Shares, constituting approximately 0.8% of the outstanding Shares.  The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b)           Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 41,205,624 Shares.  Mr. Schulze has shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,826,125 Shares.  Olympus A may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares.  Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 950,169 Shares.  Olympus C may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 252,312 Shares.  RMSJS may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 283,984 Shares beneficially owned by Olympus A and Olympus C.  The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 2,591,972 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and supplemented to add the following:

Effective September 2, 2015, Mr. Schulze adopted the 2015-2016 Plan, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated June 7, 2012, among the Reporting Persons (incorporated by reference to Exhibit 99.A to Amendment No. 1 filed with the SEC on June 7, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 30, 2015
By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP A

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP B

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP C

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A (Amendment No. 11)]